VIA SEDAR

March 5, 2010

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Re:           Baytex Energy Trust
Annual General Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Baytex Energy Trust:

Issuer:	Baytex Energy Trust
Meeting Type:	Annual General Meeting
ISIN – Trust Units:	CA0731761098
Meeting Date:	May 20, 2010
Record Date of Notice:	March 31, 2010
Record Date of Voting:	March 31, 2010
Beneficial Ownership Determination Date:	March 31, 2010
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Baytex Energy Trust.

Yours truly,

"Signed”
June Lam
Account Manager, Client Services

cc:           Baytex Energy Trust
Attn:  Derek Aylesworth